ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

04046406

December 1, 2004

RECD S.E.C.
DEC 01 2004
1086

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release disseminated to EDC's shareholders on November 30, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Arturo Caraballo

dlw 12/2

Enclosures

82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact Person:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Dividend Payment

Caracas, Venezuela (November 30, 2004). C.A. La Electricidad de Caracas (EDC) announced today that its shareholders approved, in Extraordinary Shareholder Meeting, an extraordinary dividend payment of Fifteen Bolivars with Twenty-Eight Centimes (Bs.15.28) per share and Seven Hundred Sixty-Four Bolivars (Bs.764) per ADR.

The deadline for beneficial transaction will be December 08 and the effective dividend payment date will be December 16, 2004.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of $8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.
Please send any additional questions about this report to our e-mail address: edcinversionistas@aes.com

\# 82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Pago de un Dividendo Extraordinario

Caracas, Venezuela (30 de noviembre de 2004) C.A. La Electricidad de Caracas (EDC), anuncia la aprobación en la Asamblea General Extraordinaria celebrada el día de hoy, el pago de un dividendo extraordinario con cargo a las utilidades no distribuidas al cierre del año 2003.

Este dividendo extraordinario es de Quince Bolívares con Veintiocho Céntimos (Bs. 15,28) por acción y Setecientos Sesenta y Cuatro Bolívares (Bs. 764) por ADR. Siendo la fecha límite de transacción para el beneficio el 08 de diciembre y la fecha efectiva de pago del dividendo el 16 de diciembre de 2004.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.
Ccualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com